Sino Gas International Holdings, Inc.

No 18. Zhong Guan Cun Dong St.

Haidan District, Beijing 100083, PRC

March 10, 2014

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sino Gas International Holdings, Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2012
Filed January 27, 2014
Amendment No. 1 to Form 10-Q for the
Quarterly Period Ended September 30, 2013
Filed January 27, 2014
File No. 000-51364

Dear Ms. Thompson:

The purpose of this letter is to advise you that it will not be possible for Sino Gas International Holdings, Inc. (the “Company”) to respond within ten (10) business days to the comments contained in the letter we received from you dated February 5, 2014 (the “Letter”). As discussed with the Staff of the Securities and Exchange Commission, the Company requires additional time to adequately respond to the Letter. It is our current intent to provide our response to you no later March 14, 2014. However, we will make every effort to provide our response to you sooner.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

Yuchuan Liu
Chief Executive Officer